1555 Palm Beach Lakes Boulevard, Suite 310
West Palm Beach, FL 33401-2327
Tel: (561) 689-4441
Fax: (561) 659-0701
www.harriscramer.com

Michael D. Harris, Esq.
mharris@harriscramer.com

March 9, 2009

VIA EDGAR

Peggy Kim, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3628

Re:

Sunair Services Corporation

Schedule 14C filed by Michael Brauser, Michael Herman and Dru Schmitt

Filed February 2, 2009

File No. 1-04334

Dear Ms. Kim:

On behalf of our clients, Messrs. Michael Brauser, Michael Herman and Dru Schmitt, we are responding to the Staff’s oral comments of March 6, 2009.

In our discussion, you referred to our response letter of February 25th and item 4. You asked that we make it clear to shareholders that we will not finalize the Schedule 14C or seek to obtain written consents of a majority of outstanding shares without obtaining relief from the court on the proxies and shareholders records as well as to disclose  the impact of the Florida 10-day rule.

We have included a complete discussion of these factors in the first paragraph of the amended Information Statement., added a second paragraph referring readers to the location of the lawsuit discussion and added a concluding sentence on page 1 in bold print referring to the lawsuit. At page 3, we added a reference to another severance agreement, which was referred to in Sunair’s Supplement filed March 6th. We have also added disclosure on page 4 about the Sunair credit facility also described in the March 6th Supplement. We added a discussion about the Schedule 13Ds our clients filed and the absence of any acceleration by the lender. We did note at page 4 that the lender may elect to call the loan at any time.

Where applicable, the filing was revised as appropriate.

If you have any questions, please contact me at 561-689-4441.

Sincerely yours,

Michael D. Harris

MDH/cdv